Mail Stop 3561

August 18, 2006

Vassilios Koutsobinas
Chief Executive Officer
ICT Technologies, Inc.
181 Westchester Avenue
Port Chester, NY 10573

> **RE: ICT Technologies, Inc.**
> **Item 4.01 Form 8-K filed August 18, 2006**
> **File No. 0-29805**

Dear Mr. Koutsobinas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. You have disclosed that you have a letter in your file from Friedman LLP consenting to the disclosures in the August 18, 2006 filing. Please see Item 304(a)(3) of Regulation S-B that requires you to file the letter from your former accountants as an exhibit to the Form 8-K filing. Please file an amendment to do so. Also, please note that the letter is not a consent letter, but rather it should be a letter stating whether or not they agree with the disclosures in the filing, as amended for comment 3 below.

2. In our letter to you dated August 4, 2006 we requested you make certain representations and submit those representations as an EDGAR correspondence file. We do not see where you have done so. We have repeated the representations in this letter, therefore it would be appropriate for you to supply the representations in responding to this comment letter.

3. We believe you should revise the disclosure in the first paragraph with respect to disagreements. You have limited the existence of disagreements to those that caused Friedman to tender their resignation. Please revise to delete this limitation and state, if true, that there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. It would also be appropriate for you to disclose that the period for which there were no disagreements extends from the time of their engagement through July 19, 2006, if true. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please file your amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide your response, including the representations requested above, and submit the response as an EDGAR correspondence file.

We note that the cover of the filing indicates that the date of the earliest event reported is August 17, 2006; however, the EDGAR cover reported August 18, 2006 as the period of the report. It appears that the date of the earliest event reported should be July 19, 2006. In future filings the cover of Forms 8-K should report the date of the earliest event reported and the EDGAR header should be consistent with that date.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief